Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 19 DATED JUNE 22, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated August 12, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about June 22, 2022.

Investor Letter sent on or about June 22, 2022

Additional eREIT mergers expected to occur later this year

To improve economies of scale and minimize operating costs, we plan to merge four eREITs into two in the coming months.

Key takeaways

●	In order to reduce operating costs and improve economies of scale, we are currently working to merge Balanced eREIT into Growth eREIT and Growth eREIT VI into Growth eREIT II
●	Both of the new larger Growth eREITs will continue to pursue growth return profiles with the aim of investing predominantly in residential assets in affordably-priced markets throughout the Sunbelt.
●	No action is needed on your part — Your portfolio will reflect the change automatically once the merger is effective.

Since you are an investor in one or more of the consolidating funds, we are writing to inform you of our intention to merge Balanced eREIT into Growth eREIT and Growth eREIT VI into Growth eREIT II later this year.

We have begun the process of making the necessary filings with the SEC and currently intend to complete the mergers sometime later this year.

As with the merger of the three eFunds, merger of Growth eREIT V and Growth eREIT 2019 and the Income merger, the purpose of these mergers is to create greater efficiencies, reduce overall operating costs, and increase diversification.

Both of the new larger Growth and Growth II eREITs will continue to pursue growth return profiles with the aim of investing predominantly in residential assets in affordably-priced markets throughout the Sunbelt. They intend to focus particularly on acquiring stabilized or stabilizing apartment buildings at an attractive cost-basis relative to replacement cost.

As these merging eREITs share similar investment strategies, we believe that the larger combined funds may ultimately produce stronger potential returns for investors as a result of improved economies of scale.

As always, we are constantly working to improve the investing experience on Fundrise and view this as just another example of that continuous effort.

Next steps

No action is needed on your part. At the time of the merger, any shares held in Balanced eREIT or Growth eREIT VI will be automatically converted into new shares of the scaled-up Growth eREIT and Growth eREIT II, respectively, in the amount equal to the value of your previous holdings, while any shares held in Growth eREIT or Growth eREIT II will automatically become diversified once the mergers become effective.

As always, we greatly appreciate the opportunity to serve you and look forward to continuing to build an even greater experience for each and every one of our investors.

Frequently asked questions

How will the mergers impact my tax reporting documents?

Your tax reporting will depend on which eREITs you currently own. In general, you should expect to receive a Form 1099-DIV for the dividends earned for each individual eREIT you own shares in at any point during the year. If you own shares in one of the merged eREITs, your last Form-1099 for that fund should be provided to you in your 2022 tax package, to the extent a form is required. As a reminder, 1099s are typically available at the end of January following the applicable tax year.

Will the mergers trigger taxable events?

No, the mergers are not considered taxable events.

How will the mergers impact the value of my Fundrise account?

At the time of the mergers, investors in Balanced eREIT and/or Growth eREIT VI will be issued shares of the newly-merged Growth eREIT and/or Growth eREIT II in an amount equal to the value of their existing shareholdings in Balanced eREIT and/or Growth eREIT VI, respectively. To the extent that there is an increase or decrease in the NAV of any of the eREITs in which you are currently invested, you should expect your account value to change accordingly, but your account value should not change as a function of the merger itself.

How will the merger impact the diversification of my Fundrise portfolio?

Investors in Balanced eREIT who are not currently invested in Growth eREIT, and investors in Growth eREIT who are not currently invested in Balanced eREIT, will both automatically gain diversification across the larger amount of properties held by the new consolidated Growth eREIT.

Investors in Growth eREIT VI who are not currently invested in Growth eREIT II, and investors in Growth eREIT II who are not currently invested in Growth eREIT VI, will both automatically gain diversification across the larger amount of properties held by the new consolidated Growth eREIT II.

Can I redeem my shares prior to the merger?

Yes. Any redemption requests, including outstanding redemption requests submitted prior to June 30, 2022, at 11:59 PM EST, will be processed the first week of July pursuant to the normal redemption plan. Please note that the standard redemption program, including any applicable early redemption penalties, may apply.

Between July 1, 2022, and the date the merger is consummated, investors will be unable to request a redemption for shares in any of the eREITs involved in the upcoming mergers (Growth eREIT, Growth eREIT II, Balanced eREIT or Growth eREIT VI).